SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

INTERVOICE, INC.

(Name of Issuer)

Common Stock, without par value

(Title and Class of Securities)

461142101

(CUSIP Number)

Karen R. Bowman, Esq.

General Counsel and Corporate Secretary

Convergys Corporation

201 East 4th Street

Cincinnati, Ohio 45202

(513) 723-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 461142101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Convergys Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 2,532,231
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 2,532,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,231 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 6.5%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

**	See Section 11 (“Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Intervoice”) of the Offer to Purchase (as defined herein), which is incorporated herein by reference, for a description of the Tender and Voting Agreements, dated July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., and each of David W. Brandenburg and Robert E. Ritchey.

CUSIP No. 461142101	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Dialog Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 2,532,231
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 2,532,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,231 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 6.5%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

**	See Section 11 (“Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Intervoice”) of the Offer to Purchase (as defined herein), which is incorporated herein by reference, for a description of the Tender and Voting Agreements, dated July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., and each of David W. Brandenburg and Robert E. Ritchey.

This Statement is filed in connection with the Schedule TO (file no. 005-36798) (the “Schedule TO”) by Dialog Merger Sub, Inc., a Texas corporation (the “Offeror”) and a wholly owned subsidiary of Convergys Corporation, an Ohio corporation (“Convergys”), and Convergys with the Securities and Exchange Commission on August 1, 2008. This Statement relates to the tender offer by Offeror to purchase all outstanding Shares (as defined below) of Intervoice, Inc., a Texas corporation, at $8.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2008 (the “Offer to Purchase”), incorporated by reference to Exhibit (a)(1) of the Schedule TO, and in the related Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule TO (which, as amended from time to time, together constitute the “Offer”).

Item 1.	Security and Issuer.

The name of the issuer is Intervoice, Inc., a Texas corporation (“Intervoice”), which has its principal executive offices at 17811 Waterview Parkway, Dallas, Texas 75252. The title of the securities to which this Statement relates is the common stock, without par value, of Intervoice (the “Common Stock”) (all such shares of Common Stock, together with the associated preferred share purchase rights issued pursuant to the Third Amended and Restated Rights Agreement, dated as of May 1, 2001, by and between Intervoice (f/k/a InterVoice-Brite, Inc.) and Computershare Trust Company, N.A., successor rights agent to Computershare Investor Services, LLC, being referred to as the “Shares”). The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Identity and Background.

This Statement is being filed by the Offeror and Convergys. The information set forth in Section 9 (“Information Concerning Convergys and Offeror”) and Schedule I (Directors and Executive Officers of Convergys and Offeror) of the Offer to Purchase is incorporated herein by reference.

(d)-(e) None of Convergys, Offeror or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 4.	Purpose of Transaction.

(a)-(j) The information set forth in the “Introduction,” Section 7 (“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations”), Section 10 (“Background of the Offer; Past Contacts Or Negotiations with

Intervoice”), Section 11 (“Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Intervoice”) and Section 13 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(d) The information set forth in the “Introduction,” Section 9 (“Certain Information Concerning Convergys and Offeror”), Section 11 (“Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Intervoice”) and in Schedule I (Directors and Executive Officers of Convergys and Offeror) of the Offer to Purchase is incorporated herein by reference. Convergys, Offeror, Intervoice and each of David W. Brandenburg and Robert E. Ritchey (each a “Committed Shareholder”), who, collectively, beneficially own approximately 6.5% of the outstanding Shares (the “Committed Shares”), have entered into separate Tender and Voting Agreements, dated as of July 15, 2008 (the “Tender and Voting Agreements”), pursuant to which each Committed Shareholder has agreed, among other things, (i) to tender in the Offer the Committed Shares now owned or which may hereafter be acquired by such Committed Shareholder and (ii) to appoint Convergys and Offeror, or any nominee of Convergys and Offeror, as his proxy to vote the Committed Shares in connection with the Agreement and Plan of Merger, dated as of July 15, 2008, by and among Convergys, Offeror, and Intervoice, and with respect to certain questions put to the shareholders of Intervoice, in each case, in accordance with the terms and conditions of the Tender and Voting Agreements. The Tender and Voting Agreements are described in more detail in Section 11 (“Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Intervoice”) of the Offer to Purchase. As a result of the Tender and Voting Agreements, each of Offeror and Convergys may be deemed to beneficially own, and have shared voting and dispositive power with respect to, an aggregate of 2,532,231 Shares (representing approximately 6.5% of the Shares outstanding on July 15, 2008). However, each of Convergys and Offeror disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either Convergys or Offeror is the beneficial owner of any securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in the “Introduction,” Section 9 (“Certain Information Concerning Convergys and Offeror”), Section 10 (“Background of the Offer; Past Contacts Or Negotiations with Intervoice”) and Section 11 (“Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Intervoice”) of the Offer to Purchase is incorporated herein by reference. In certain circumstances, Convergys and Offeror may be entitled to receive additional shares from Intervoice that would provide them with enough shares in the aggregate to own one Share more than 90% of the issued and outstanding Shares on a fully diluted basis (the “Top-Up

Option”). The Top-Up Option is described in more detail in Section 1 (“Terms of the Offer”) and Section 11 (“Purpose of the Offer; The Merger Agreement; The Tender and Voting Agreements; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Intervoice—Top Up Option”) of the Offer to Purchase.

Item 7.	Material to be Filed as Exhibits.

(1)	Offer to Purchase, dated August 1, 2008*

(2)	Letter of Transmittal*

(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(5)	Notice of Guaranteed Delivery*

(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9*

(7)	Joint Press release issued by Convergys and Intervoice on July 16, 2008 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed with the SEC by Convergys Corporation on July 16, 2008)

(8)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror (incorporated by reference to Exhibit 2.1 on the Form 8-K filed with the SEC by Convergys Corporation on July 16, 2008)

(9)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Convergys Corporation on July 16, 2008)

(10)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008.*

*	Incorporated by reference to Schedule TO-T (file no. 005-36798), filed August 1, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2008	CONVERGYS CORPORATION

	By:	/s/ Kevin O’Neil
	Name:	Kevin O’Neil
	Title:	Senior Attorney

DIALOG MERGER SUB, INC.

	By:	/s/ Kevin O’Neil
	Name:	Kevin O’Neil
	Title:	Assistant Secretary

EXHIBIT INDEX

No.	Description
(1)	Offer to Purchase, dated August 1, 2008*

(2)	Letter of Transmittal*

(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(5)	Notice of Guaranteed Delivery*

(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9*

(7)	Joint Press release issued by Convergys and Intervoice on July 16, 2008 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed with the SEC by Convergys Corporation on July 16, 2008)

(8)	Agreement and Plan of Merger, dated as of July 15, 2008, by and among Intervoice, Convergys and Offeror (incorporated by reference to Exhibit 2.1 on the Form 8-K filed with the SEC by Convergys Corporation on July 16, 2008)

(9)	Form of Tender and Voting Agreement, dated as of July 15, 2008, among Convergys Corporation, Dialog Merger Sub, Inc., Intervoice, Inc. and each of David W. Brandenburg and Robert E. Ritchey. (incorporated by reference to Exhibit 10.1 on the Form 8-K filed with the SEC by Convergys Corporation on July 16, 2008)

(10)	Confidentiality and Non-Disclosure Agreement between Convergys and Intervoice, dated as of May 18, 2007, as amended on January 8, 2008.*

*	Incorporated by reference to Schedule TO-T (file no. 005-36798), filed August 1, 2008.